Exhibit (a)(41)

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SOUTHERN DIVISION

)
ALLERGAN, INC., et al.,	)	Case No.: SACV 14-1214 DOC(ANx)
)
Plaintiffs,	)
)
vs.	)
)
VALEANT PHARMACEUTICALS	)	ORDER GRANTING IN PART MOTION
INTERNATIONAL, INC., et al.	)	FOR PRELIMINARY INJUNCTION [160]
)
Defendants.	)
)
)
)
)
)
)

Before the Court is Plaintiffs’ Motion for Preliminary Injunction (“Motion” or “Mot.”) (Dkt. 160). After reviewing the papers and considering the arguments at the hearing on the Motion, the Court GRANTS IN PART the Motion.

I. Background

This case arises from a live battle for corporate control that has spilled over into the courts. In February 2014, Canadian-based pharmaceutical company Valeant and hedge fund management company Pershing Square teamed up to help Valeant pursue a combination with Irvine-based pharmaceutical company Allergan.1 Between February and April, Pershing Square acquired 9.7% of Allergan’s shares. In June 2014, Valeant publicly announced a tender offer for Allergan shares after Allergan’s board of directors had rebuffed an unsolicited merger proposal.

[1]	The Court refers to Defendants Valeant Pharmaceuticals International, Inc., Valeant Pharmaceuticals International, and AGMS, Inc. as “Valeant,” and to Defendants Pershing Square Capital Management, LP, PS Management, GP, LLC, and William A. Ackman as “Pershing Square.” For clarity, Defendant PS Fund 1 will be referred to separately.

Valeant and Pershing Square then went directly to Allergan’s shareholders to urge them to call a special shareholder meeting to replace Allergan’s current directors with directors friendlier to Valeant. At the much-publicized urging of Pershing Square and some other shareholders, and after settling litigation in Delaware, Allergan agreed to hold a special shareholders meeting on December 18, 2014.

This litigation is but one of several court cases spawned by this corporate drama. In this case, Plaintiffs Allergan, Inc. and Karah H. Parschauer allege that Defendants violated federal securities laws and regulations in connection with Valeant’s tender offer for Allergan and in connection with Valeant’s and Pershing Square’s proxy solicitations. In the instant Motion, Plaintiffs seek an order from this Court (1) preliminarily enjoining Defendant PS Fund 1, the entity holding Allergan stock, “from exercising any of the privileges of ownership attaching to its 9.7 percent stake in Allergan, including voting or acting” at the December 18, 2014 Allergan shareholder meeting; and (2) preliminarily enjoining Defendants from voting any proxies solicited by them in violation of Section 14(a) or Rule 14a-9 until corrective disclosures are made. Mot. at 37.

A. Facts Regarding Alleged Securities Law Violations

1. February 2014 and Earlier

Valeant initially approached Allergan regarding a potential transaction between their companies in September 2012, but was rebuffed by Allergan’s CEO David Pyott and board of directors. Mot. at 6.

On February 4, 2014, Valeant’s CEO and board chairman J. Michael Pearson had a face-to-face introductory meeting with William Ackman of Pershing Square. They discussed unsolicited bids in the pharmaceutical industry generally and Pershing Square’s expertise in handling unsolicited bid situations but did not discuss Allergan in detail. The meeting was set up by William F. Doyle from Pershing Square, who knew that Mr. Ackman and Pershing Square had experience handling unsolicited bids. Doyle Dep. 29:3-10, 134-3-10, Sept. 27, 2014. After the meeting, Pershing Square began conducting due diligence on Valeant in anticipation of potentially working with Valeant. Pearson Dep. 49:16-21, Sept. 30, 2014.

On February 6, 2014, Valeant’s CEO Mr. Pearson scheduled a meeting with Allergan’s CEO Mr. Pyott for February 15, 2014, in hopes that Mr. Pyott would be willing to discuss a potential transaction between Allergan and Valeant. On the same day, Valeant engaged law firm Sullivan & Cromwell LLP (“Sullivan & Cromwell”) to work on a potential Allergan-Valeant transaction. Sometime later in February, Valeant also hired Skadden, Arps, Slate, Meagher & Flom LLP and Osler, Hoskin & Harcourt LLP to work on the transaction. See Declaration of Colleen Smith (Dkt. 161-3) (“Smith Decl.”) Ex. 3 at 39.

On February 7, 2014, the Finance and Transactions Committee of Valeant’s board of directors held a telephonic meeting in which it discussed a potential Allergan-Valeant combination. Smith Decl. Ex. 3 at 40. The slide deck used for the meeting shows that Sullivan & Cromwell was “Pulling together key diligence items” and “Working on structure and key actions to launch offer” and that Bank of America Merrill Lynch and Goldman Sachs were “clearing conflicts.” Smith Decl. Ex. 12 at 24. Bankers were brought up because Valeant was beginning to “line up financing.” Schiller Dep. 97:18-98:18, Sept. 30, 2014.

On February 9, 2014, Pershing Square and Valeant signed a confidentiality agreement. Later that day, Mr. Pearson revealed the identity of Valeant’s target, Allergan, to Mr. Ackman. The Valeant board of directors met later that day and discussed the confidentiality agreement and the potential Allergan-Valeant transaction. Smith Decl. Ex. 3 at 40.

On or around February 10, 2014, Sanford B. Bernstein & Co. published a note reporting on its meeting with Allergan. Allergan had said that Allergan was not interested in acquisition by Valeant and that Allergan “shareholders will hesitate to take Valeant paper.” Smith Decl. Ex. 86 at 2. Subsequently, Mr. Pearson cancelled the scheduled meeting with Mr. Pyott, thinking there was no point in meeting if Allergan was not interested in a potential Allergan-Valeant transaction. Pearson Dep. 55:19-56:18.

On February 11, 2014, Pershing Square formed PS Fund 1, LLC, with five Pershing Square entities as members (but not Valeant). Smith Decl. Ex. 15.

On February 13, 2014, representatives from Valeant and Pershing Square met to discuss a potential Allergan-Valeant transaction. Smith Decl. Ex. 3 at 40. They discussed assumptions about Allergan and discussed the possibility that they would have to call a special meeting to replace Allergan’s board members. Smith Decl. Ex. 85 at 2; Schiller Dep. 115:1-18. Emails and slide decks circulated within Valeant and within Pershing Square during the next couple of days reveal that Valeant and Pershing Square both thought there was a strong possibility that Allergan would be a “Hostile cash and stock merger” because Allergan would resist Valeant’s plan to “make an unsolicited cash and stock offer with $10-15B of cash and 20-25% premium” and that Pershing Square’s participation would be important “to drive greater certainty of deal closing.” Smith Decl. Ex. 4; Smith Decl. Ex. 85 at 3; Pearson Dep. 91:14-21; Ackman Dep. 41:11-42:17, Oct. 2, 2014; Smith Decl. Ex. 25.

Around the middle of February 2014, there was still a possibility that Allergan would negotiate a friendly transaction. Schiller Dep. 67:18-68:8. During Valeant’s board meeting on February 21, 2014, board members discussed the pros and cons of an Allergan-Valeant transaction and of Pershing Square’s role in closing the deal. One factor that was discussed was Mr. Ackman’s ability to purchase 10% of Allergan stock, which would go a long way toward the 25% needed to call a special meeting. Another factor was whether having Mr. Ackman participate would make it easier to persuade Allergan’s board to negotiate. Pearson Dep. 153:18-158:23. Nevertheless, the general consensus was that Allergan would most likely be unreceptive to a merger proposal.

2. February 25 Relationship Agreement

During this time, Valeant’s and Pershing Square’s respective lawyers drafted a “Proposed Acquisition Plan” laying out how Valeant and Pershing Square would work together to acquire Allergan. The plan was finalized and memorialized in a February 25, 2014 letter agreement. Smith Decl. Ex. 34 (“Feb. 25 Relationship Agreement”). The plan involved Valeant and Pershing Square becoming members in “a newly formed jointly owned entity” dubbed the “Co-Bidder Entity.” Feb. 25 Relationship Agreement § 1(a). Pershing Square would manage the Co-Bidder Entity, including the manner and timing of purchasing Allergan stock, except that Valeant had to consent before the Co-Bidder Entity’s purchases triggered Hart-Scott-Rodino reporting requirements. Id. §§ 1(a), (e). Pershing Square would also control the voting rights associated with the Co-Bidder Entity’s Allergan stock except that the Co-Bidder Entity was required to vote all of its shares in favor of Valeant’s proposals and against any proposal that would undermine Valeant’s proposals. Id. § 1(e). Pershing Square was not permitted to purchase Allergan stock through any other person or entity but the Co-Bidder Entity. Id. § 1(c).

With regard to decision-making authority for the anticipated Allergan-Valeant transaction, the agreement provided:

Prior to making any material decision relating to a Company Transaction (including, for the avoidance of doubt, any proxy contest, proxy solicitation, written consent solicitation or other action relating to or potentially affecting the composition of the board of directors of Allergan), [Valeant] will consult with Pershing Square and will consider in good faith Pershing Square’s comments on such prospective actions; provided that the parties acknowledge that no steps have been taken towards a tender or exchange offer for securities of Allergan and the parties agree that the consent of both Pershing Square and [Valeant] shall be required for launching such a tender offer or an exchange offer. If a Company Transaction is being pursued by [Valeant] through a tender or exchange offer or a merger or any related proxy or other solicitation prior to the Termination Time, each of [Valeant], Pershing Square and the Co-Bidder Entity will be identified as co-bidders or soliciting persons, respectively.

Id. § 1(d).

With regard to financing, Valeant agreed to contribute $75.9 million to the Co-Bidder Entity once the Co-Bidder Entity purchased 4% of Allergan stock. Id. § 1(a). Immediately prior to the consummation of the anticipated Allergan-Valeant transaction, if Valeant wished to do so, it could require Pershing Square to purchase $400 million of Valeant stock. Id. § 2(a); Ackman Dep. 169:13-171:18. If the transaction was consummated in a way that allowed Allergan shareholders to receive either cash or Valeant shares, then Pershing Square agreed to have the Co-Bidder Entity receive stock. Feb. 25 Relationship Agreement § 2(b). Once the transaction was consummated, the Co-Bidder Entity would dissolve and its assets, including any net profits arising from the Allergan stock, would be divided pro rata between Valeant and Pershing Square. Id. § 3.

After the transaction was consummated, Pershing Square agreed to hold $1.5 billion worth of Valeant stock for one year. Id. § 2(c). At one point the parties discussed the idea of Pershing Square designating one director to Valeant’s board, but the final version of the agreement did not provide for that. Compare Smith Decl. Ex. 10 with Feb. 25 Relationship Agreement.

3. February 25 – July 2014

On February 25, 2014, the Co-Bidder Entity, PS Fund 1, began to purchase Allergan stock. On April 3, Pershing Square notified Valeant that PS Fund 1 had acquired 4% of Allergan stock. PS Fund 1’s LLC Agreement was amended on April 6 to add Valeant as a member. Smith Decl. Ex. 3 at 42. On April 7, Valeant’s board gave its consent for PS Fund 1 to proceed across the 5% threshold and to take further action to facilitate the potential transaction with Allergan, “provided that the Authorized Officers are not authorized [to] commence a tender offer or a proxy solicitation without the approval of the Board.” Defs.’ App’x Ex. 70 at 10. On April 10, a day before PS Fund 1 acquired 5% of Allergan stock, Valeant contributed its promised $75.9 million to PS Fund 1. Also on April 10, Valeant approved PS Fund 1 going over the 5% threshold. Between April 11 and 21, PS Fund 1 increased its ownership up to 9.7% of Allergan’s shares. Smith Decl. Ex. 3 at 42.2 Plaintiff Karah Parschauer exercised and sold Allergan stock options on February 26 at $127.60 per share and on March 11 at $129.08 per share. Compl. ¶ 21.

Between February 25 and April 21, Valeant held several board meetings where the potential transaction with Allergan was discussed. Smith Decl. Ex. 26 at 7-10; Exs. 46-48. McKinsey & Co., a consulting firm, helped Valeant conduct due diligence and prepare valuation analyses of Allergan. Valeant also developed post-announcement communication strategies and made post-acquisition plans. E.g., Pearson Dep. 103:9-104:19; Smith Decl. Ex. 2; Smith Decl. Ex. 96.

On April 21, PS Fund 1 publicly disclosed its 9.7% stake in Allergan through a Schedule 13D filing. Smith Decl. Ex. 43. On April 22, Valeant issued a press release announcing that it had sent an unsolicited bid for all of Allergan’s shares to Allergan’s board and CEO. Smith

[2]	The rapid purchase of shares between April 11 and 21 was done to take advantage of Rule 13d-1, under which a person has 10 days from the date he or she becomes a 5% shareholder to file Schedule 13D and disclose his or her ownership to the SEC. See 17 C.F.R. § 240.13d-1(a); Ackman Dep. 87:5-88:12.

Decl. Ex. 67. In response, Allergan’s stock price rose 22%. Allergan’s board adopted a shareholder rights plan, or poison pill, the next day and Pershing Square began preparing to hold a shareholder referendum to pressure Allergan’s board to negotiate with Valeant. Declaration of William Ackman (“Ackman Decl.”) (Dkt. 194-5) ¶¶ 21, 27.

As of April, no tender offer or exchange offer had been explicitly announced yet. In response to an investor’s question on April 22 about whether an exchange offer was forthcoming, Mr. Ackman responded:

I think that anyone in the room who talks to a good M&A attorney will understand, you’ll read the documents on the company, there are opportunities to call special meetings. There are opportunities for investors to launch various kinds of offers. You should assume that we’re familiar with all these various techniques. I think the first choice for everyone on the podium and for ultimately, I think, the Allergan shareholders and for Valeant shareholders is, this is an extremely attractive offer from the Allergan shareholders’ perspective. Now, I’m sure the board will have some input, and some ideas, and some feedback, and I think the best thing that can happen here is for this management team to sit down with Allergan’s management team and board of directors, and work out a transaction that’s the best interests of everyone.

Smith Decl. Ex. 105 at 168-69. On June 17, upon announcing the tender offer, Mr. Pearson reflected back to the April announcement: “On April 22, we announced our offer for Allergan. We suspected at the time it would ultimately have to go directly to Allergan shareholders. We were correct.” Smith Decl. Ex. 137 at 3.

On May 12, Allergan’s board rejected the merger proposal. Smith Decl. Ex. 71 at Item 8.01. In late May, officers of Pershing Square and Valeant attended the Sanford Bernstein investor conference in New York where they spoke with many Allergan shareholders. Schiller Dep. 233:15-234:1; Ackman Dep. 164:19-165:4. Responding to feedback from those shareholders, on May 30, Valeant announced a new, higher offer for Allergan’s shares. Declaration of Michael J. Pearson (“Pearson Decl.”) (Dkt. 194-9) ¶ 27. Around this time, Valeant’s board formally authorized management to pursue a tender offer. Valeant also secured financing for a tender offer, asked its legal counsel to draft documents for the tender offer, and contacted an exchange agent and dealer manager. Defs.’ App’x Ex. 85; Pearson Decl. ¶ 30. On June 2, Pershing Square announced that it was abandoning the referendum idea and would instead begin soliciting shareholder requests for a special shareholder meeting.

On June 11, Valeant formed AGMS, Inc. (“AGMS”), a wholly-owned subsidiary, to hold Allergan shares acquired through the tender offer. Pearson Decl. ¶ 30. On June 17, Valeant publicly announced that it would launch a tender offer to Allergan shareholders. Smith Decl. Ex. 133 at 10. On the following day, Valeant, AGMS, and PS Fund 1 filed a tender offer statement (“Schedule TO”) listing Valeant and AGMS as “offerors” and PS Fund 1 as an “other person” on the cover page. Smith Decl. Ex. 77. The Schedule TO described AGMS as the “Purchaser” and stated that PS Fund 1 was also filing the Schedule TO “as a person that is considered a co-bidder for SEC purposes.” Id. at 3. In July, the SEC requested that Pershing Square list itself as an offeror in the tender offer materials. Defs.’ App’x Ex. 37 at 1. Accordingly, on July 22, Defendants amended the Schedule TO to list Pershing Square and PS Fund 1 as “offerors.” Defs. App’x Ex. 44. The amended Schedule TO (and subsequent versions of the Schedule TO) continued to describe the tender offer as a “third-party tender offer by Purchaser” AGMS. The amended Schedule TO described Pershing Square and PS Fund 1 as “co-bidder[s] for SEC purposes.” Id.

B. Procedural History

Plaintiffs filed suit in this Court on August 1, 2014. See Compl. (Dkt. 1). Plaintiffs allege that Defendants’ conduct constituted insider trading in violation of Section 14(e) of the Exchange Act and Rule 14e-3. Compl. ¶¶ 168-180. Plaintiffs also allege that Defendants violated Section 14(a) and Rule 14a-9, inter alia, by not adequately disclosing the above facts to Allergan shareholders. Compl. ¶¶ 159-167.

On September 12, the Court approved the parties’ stipulation to a period of expedited discovery so that Plaintiffs could file a motion for preliminary injunction. See Order Granting Joint Stipulation re: Scheduling (Dkt. 87). Plaintiffs filed the instant Motion on October 6 (Dkt. 160). Defendants filed their Opposition on October 20 (Dkt. 194) and Plaintiffs filed their Reply on October 23 (Dkt. 214). Oral argument took place on October 28 (Dkt. 220).

II. Legal Standard

Pursuant to Rule 65 of the Federal Rules of Civil Procedure, the court may grant preliminary injunctive relief in order to prevent “immediate and irreparable injury.” Fed. R. Civ. P. 65(b)(1)(A). The decision to grant or deny a preliminary injunction is within the discretion of the district court. Alliance for the Wild Rockies v. Cottrell, 632 F.3d 1127, 1131 (9th Cir. 2011). “A preliminary injunction is an extraordinary remedy never awarded as of right.” Winter v. Natural Resources Defense Council, Inc., 555 U.S. 7, 24 (2008).

In the Ninth Circuit, a plaintiff may obtain preliminary injunctive relief if he satisfies either the Winter factor test or the “sliding scale” test, also referred to as the “serious questions” test. See Alliance for the Wild Rockies, 632 F.3d at 1135. Under the Winter factor test, the moving party must show: (1) a likelihood of success on the merits; (2) a likelihood of irreparable harm to the moving party in the absence of preliminary relief; (3) that the balance of equities tips in favor of the moving party; and (4) that an injunction is in the public interest. Winter, 555 U.S. at 20.

Under the sliding scale test, a slightly weaker showing of success on the merits (“serious questions going to the merits”) can be outweighed by strong equitable considerations (“a balance of hardships that tips sharply towards the plaintiff.”). The irreparable harm and public interest factors are the same as in the Winter test. See Alliance for the Wild Rockies, 632 F.3d at 1134-35. While the sliding scale test “requires the plaintiff to make a showing on all four prongs,” the showing need not be equally strong. See id.

III. Discussion

The Court addresses each factor in turn.

A. Likelihood of Success on the Merits / Serious Questions Going to the Merits

Plaintiffs argue that they are likely to succeed or at least raise serious questions going to the merits of their Section 14(e) and Rule 14e-3 claim as well as their Section 14(a) and Rule 14a-9 claim. The Court addresses each in turn.

1. Section 14(e) and Rule 14e-3 Claim

Plaintiffs’ core allegations are based on Section 14(e) of the Williams Act, 15 U.S.C. § 78n(e) and Rule 14e-3, 17 C.F.R. § 240.14e-3. In Brody v. Transitional Hospitals Corp., the Ninth Circuit assumed without deciding that a private right of action exists under Rule 14e-3. 280 F.3d 997, 1002-03 (2002). The Court held that only contemporaneous traders who could have purchased from or sold to the alleged inside trader can bring suit under Rule 14e-3. Id. at 1005. Here, Ms. Parschauer sold shares on February 26 and March 11, 2014, during the time period that PS Fund 1 purchased shares. Thus, Ms. Parschauer has standing to bring suit under Rule 14e-3. Allergan, however, was not a contemporaneous trader and therefore cannot bring suit under Rule 14e-3.3 The Court thus restricts its Rule 14e-3 analysis to Ms. Parschauer’s claim.

[3]	Multiple courts have held that the issuer of stock has standing to seek injunctive relief under the Williams Act, including under Section 14(e), on the ground that the issuer is much more likely than shareholders to have the information and the resources to act quickly in the midst of a hostile tender offer. E.g., Elec. Specialty Co. v. Int’l Controls Corp., 409 F.2d 937, 946 (2d Cir. 1969). These cases, however, were focused on the target corporation’s ability to protect shareholders from false or misleading disclosures, not from insider trading itself. E.g., Dan River, Inc. v. Unitex, Ltd., 624 F.2d 1216, 1224 (4th Cir. 1980) (finding that issuer has standing to seek equitable relief against defendants who made a false statements in a Schedule 13D filing); GAF Corp. v. Milstein, 453 F.2d 709, 721(2d Cir. 1971) (holding that an issuer has standing to bring Section 13(d) claims because “[t]he issuer is the only party which can promptly and effectively police Schedule 13D filings, for it is fair to assume that it scrutinizes carefully changes in its stock ownership — particularly of the sort which can initiate control.”); see also Florida Commercial Banks v. Culverhouse, 772 F.2d 1513, 1519 (11th Cir. 1985) (“[W]e hold that under the Williams Act an issuer has a private right of action to seek the remedy of corrective disclosures.”); Polaroid Corp. v. Disney, 862 F.2d 987, 1003 (3d Cir. 1988) (“A target company such as Polaroid has standing to sue, under section 14(e)’s implied right of action, to enjoin misrepresentations made by a tender offeror in connection with the offer.”); Gulf & W. Indus., Inc. v. Great Atl. & Pac. Tea Co., 476 F.2d 687, 696 (2d Cir. 1973) (holding that the target corporation has standing to seek injunctive relief under Section 14(e) in case involving material omissions by the tender offeror). Essex Chem. Corp. v. Gurit-Heberlein AG and Burlington Industries, Inc. v. Edelman, relied upon by Plaintiffs, do state that a target company has standing to bring an insider trading claim under Rule 14e-3. Essex Chem. Corp., No. 88-2478, 1988 U.S. Dist. LEXIS 19515, at *15 (D.N.J. June 24, 1988); Burlington, 666 F. Supp. 799, 813 (M.D.N.C. 1987). However, Essex relies only on Burlington. Burlington itself only cites back to its own discussion about the target corporation’s standing to bring inadequate disclosure claims without any discussion of the potential difference between an insider trading claim and an inadequate disclosure claim, both of which could arise under Section 14. See Burlington, 666 F. Supp. at 806, 813. Moreover, the Burlington court defined a Rule 14e-3 claim as including a breach of fiduciary duty element, similar to Rule 10b-5. If breach of duty was an element of Rule 14e-3, then it would make sense for the target corporation to have standing to bring a Rule 14e-3 claim against the person who breached his or her duty to the corporation by trading on inside information, which were the facts in Burlington. See id. at 814. However, as modernly understood, no breach of fiduciary duty is required to violate Rule 14e-3, United States v. O’Hagan, 521 U.S. 642, 676 (1997), and in this case, there is no allegation that Valeant and Pershing Square breached any fiduciary duty to Allergan or Ms. Parschauer.

Section 14(e) prohibits “fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer.” Under Rule 14e-3(a), once an “offering person” “has taken a substantial step or steps to commence . . . a tender offer,” “any other person who is in possession of material information relating to such tender offer” that he knows or has reason to know is nonpublic and that he received directly or indirectly from the offering person must either abstain from trading or disclose the information to the public before trading. 17 C.F.R. § 240.14e-3(a). Relatedly, Rule 14e-3(d) makes it unlawful for an “offering person” to communicate “material, nonpublic information relating to a tender offer to any other person under circumstances in which it is reasonably foreseeable that such communication is likely to result in a violation of this section.” 17 C.F.R. 240.14e-3(d).

Here, there is no dispute that Pershing Square possessed nonpublic information and did not disclose that information to the public before causing PS Fund 1 to purchase Allergan shares between February 25 and April 21, 2014. The parties dispute only whether any substantial steps toward a tender offer were taken by then, i.e., whether the nonpublic information in Pershing Square’s possession was related to a tender offer at that point. Even if substantial steps were taken, the parties dispute whether it was unlawful for PS Fund 1 to buy Allergan shares because it is unclear whether PS Fund 1 and other Pershing Square Defendants were “offering person[s].” The Court addresses each area of disagreement in turn.

a. Whether Substantial Steps Were Taken to Commence a Tender Offer

In order for Rule 14e-3’s “disclose or abstain” requirement to be triggered, there must have been “a substantial step or steps to commence . . . a tender offer” before PS Fund 1 began purchasing Allergan equity. To determine whether a “substantial step or steps” toward a tender offer were taken, a court looks mainly to the offering person’s objective conduct. The SEC chose an objective standard in order to avoid “the difficulty of identifying when a person has actually determined to make a tender offer.” Tender Offers, 45 Fed Reg. 60,410, 60,413 n.33 (Sept. 12, 1980) (“SEC Adopting Release”). In adopting the “substantial step or steps” standard, the SEC stated:

[S]ubstantial step or steps to commence a tender offer include, but are not limited to, voting on a resolution by the offering person’s board of directors relating to the tender offer; the formulation of a plan or proposal to make a tender offer by the offering person or the person(s) acting on behalf of the offering person; or activities which substantially facilitate the tender offer such as: arranging financing for a tender offer; preparing or directing or authorizing the preparation of tender offer materials; or authorizing negotiations, negotiating or entering into agreements with any person to act as a dealer manager, soliciting dealer, forwarding agent or depository in connection with the tender offer.

Id.

Courts have interpreted this list as only a list of examples and have found that other actions are sufficient to constitute substantial steps. E.g., SEC v. Ginsburg, 362 F.3d 1292, 1303 (11th Cir. 2004) (finding that a meeting between executives, followed by due diligence, a confidentiality agreement, and an awareness that “the deal had to go down fast” constituted substantial steps); SEC v. Mayhew, 121 F.3d 44, 53 (2d Cir. 1997) (finding that bidder and target companies’ representatives signing a confidentiality agreement and holding a series of confidential discussions regarding a possible merger, and retaining McKinsey to do financial analysis and come up with strategy for the combination constituted substantial steps). The courts in Ginsburg and Mayhew both found that substantial steps toward a tender offer had taken place even though the offeror had not yet settled on a tender offer as the form of the merger. See Ginsburg, 362 F.3d at 1303.

Here, the Court must determine whether a substantial step was taken toward a tender offer before PS Fund 1’s purchases of Allergan stock between February 25 and April 21, 2014. Before February 25, Valeant’s board of directors met multiple times and discussed a potential combination with Allergan. Board meeting materials reflect that Valeant knew there was a high likelihood that a transaction with Allergan would involve a “[h]ostile cash and stock merger.” Valeant hired three law firms and reached out to bankers to begin doing due diligence and lining up financing for the potential Allergan transaction. Valeant representatives met with Mr. Ackman and others from Pershing Square, who were known for their experience in handling unsolicited bids, and signed a confidentiality agreement with Pershing Square in order for Valeant to reveal the name of its proposed target to Pershing Square.

Valeant and Pershing Square also negotiated and ultimately agreed on a plan pursuant to which Pershing Square would purchase Allergan stock, would commit to voting in favor of any bid for Allergan stock by Valeant, and would accept shares and not cash if the Allergan-Valeant transaction was consummated in a way that gave Allergan shareholders the option to choose stock or cash. Feb. 25 Relationship Agreement § 2(b). The February 25 Relationship Agreement specifically provided that Valeant and Pershing Square would form a “Co-Bidder Entity” and would be named as “co-bidders” if a tender offer was launched for Allergan’s shares. Id. § 1(a), 1(d). Internal emails indicate that their lawyers were concerned about regulators being offended by a person who is not a co-bidder acquiring a toehold. Smith Decl. Ex. 83.

Defendants argue that, before May, they had taken substantial steps toward a negotiated merger with Allergan, which included a strategy of using Allergan’s shareholders to pressure Allergan’s board to negotiate, but had taken no steps toward a tender offer to Allergan’s shareholders. They argue that they took substantial steps toward a tender offer only after the Sanford Bernstein conference on May 29, 2014, where Allergan shareholders urged Valeant and Pershing Square to make a tender offer. Defendants point to provisions of Valeant’s and Pershing Square’s February 25 Relationship Agreement, in which both sides acknowledged that no steps have been taken toward a tender offer and which required both sides to consent before launching a tender offer. They also point to a resolution by Valeant’s board on April 7, 2014 which provided that “the Authorized Officers are not authorized [to] commence a tender offer or a proxy solicitation without the approval of the Board,” as well as the fact that they did not line up financing for a tender offer or hire an exchange agent or dealer manager until late May and early June. Opp’n at 25-27.

Defendants stating in a contract that they had not taken any steps toward a tender offer does not necessarily make it so. Evidence that Defendants took more definite steps toward a tender offer in May does not necessarily mean that a “substantial step” did not happen in February. Defendants have not adequately explained why the February 25 Relationship Agreement used the term “Co-Bidder Entity” and required Pershing Square and Valeant to identify themselves as “co-bidders” in the event that Valeant launched a tender offer if there was no plan for a tender offer at that time, or at least a strong possibility at that time that their actions would lead toward and facilitate a tender offer. With further discovery and upon presentation of the evidence to the jury, a jury could find for Defendants on the substantial steps issue. However, based on this record, the Court concludes that Plaintiffs have at least raised serious questions as to whether substantial steps to commence a tender offer were taken before PS Fund 1 began purchasing Allergan shares.

b. Whether Rule 14e-3 Contains a “Co-Offering Person” Exception

Even if Pershing Square purchased Allergan shares based on confidential information about a forthcoming tender offer, Defendants argue that their conduct was not illegal. There are two potential theories under which Pershing Square would be permitted to trade on confidential information that it received from Valeant: (1) if Pershing Square is Valeant’s “broker” or “agent” within the meaning of Rule 14e-3(c)(1) or fits into the exception under Rule 14e-3(b), or (2) if Pershing Square and Valeant are collectively an “offering person” and it is possible for two persons to work together as one “offering person” within the meaning of Rule 14e-3. Since Defendants do not argue that Pershing Square fits into Rule 14e-3(b) or (c), the Court addresses the second theory, the “co-offering person” theory. Plaintiffs argue based on the text and legislative and regulatory history of Rule 14e-3, an “offering person” cannot be more than one person. Mot. at 17-23. However, the Court concludes from its review of the relevant statutory and regulatory text that the term “offering person” can include multiple persons.

The idea that more than one person can be behind a tender offer comes from Section 14(d) and Regulation 14D. Section 14(d) requires any person who makes a tender offer and who would hold over 5% of a company’s shares as a result of the tender offer to make certain disclosures at the time of the offer. Section 14(d) contains a provision that “[w]hen two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a ‘person’ for purposes of this subsection.” 15 U.S.C. § 78n(d)(2). 4 Regulation 14D, promulgated by the SEC, defines a “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made.” 17 C.F.R. § 240.14d-1(g)(2). Regulation 14D(g) states that the definitions in subsection (g) apply to “sections 14(d) and 14(e) of the Act.” From these provisions, the Court deduces that Congress and the SEC both recognize that multiple persons may work together to make a tender offer.

Plaintiffs assert that, although the disclosure requirements of Sections 13(d) and 14(d) recognize that a tender offeror can be more than one person, Rule 14e-3 does not. This contention is based on the fact that neither Section 14(e) nor Rule 14e-3 contains the same “two or more persons . . . shall be deemed a ‘person’” language as Sections 13(d) and 14(d). Also, neither Section 14(e) nor Rule 14e-3 uses the term “bidder.” Section 14(e) refers only to a “person.” The Exchange Act provides that “[w]hen used in this chapter, unless the context otherwise requires—. . . . (9) The term ‘person’ means a natural person, company, government, or political subdivision, agency, or instrumentality of a government.” 15 U.S.C. § 78c(a)(9). Rule 14e-3 uses the term “offering person,” which is defined as “any person who has taken a substantial step or steps to commence, or has commenced, a tender offer.” 17 C.F.R. § 240.14e-3(a). Plaintiffs correctly point out that these definitions are stated in the singular. Rule 14e-3’s prohibition against insider trading does not apply to the offering person itself nor to purchases of any security by the offering person’s “broker” or “agent.” Plaintiffs argue that the broker or agent exception is proof that “offering person” means only a single person because otherwise there would be no need to clarify that the offering person’s brokers and agents are permitted to trade on insider information on the offering person’s behalf.

The Court does not find this argument persuasive for several reasons. First, even though Section 14(d)(2) and Section 13(d)(3) limit the “two or more persons . . . shall be deemed a ‘person’” provision only to those particular subsections, Regulation 14D’s definition of “bidder,” which also contemplates multiple persons acting as one tender offeror, applies to both

[4]	Section 13(d) of the Exchange Act, which requires that a person make certain disclosures upon becoming a 5% shareholder (whether because of a tender offer or not), contains the same language. See 15 U.S.C. § 78m(d)(3).

Section 14(d) and Section 14(e) of the Exchange Act. Second, the SEC has broad authority under Section 14(e) to define and regulate manipulative and deceptive practices in connection with tender offers, including defining an “offering person” as more than one person. Although the SEC has not made that clear in the text of Rule 14e-3, it indicated through Regulation 14D that more than one person can act together to make a tender offer for purposes of Section 14(e). Third, the Exchange Act’s definition of “person” has a built-in flexibility, as the Exchange Act states that its definitions are to be used “unless context otherwise requires.” Here, in passing the Williams Act, Congress explicitly contemplated that tender offers could be made by co-offerors working together as a partnership or a group. Congress also gave the SEC authority to promulgate regulations regarding tender offers, which the SEC has used in defining a “bidder” as potentially including more than one person. Given this context, the Court reads Section 14(e)’s “person” and Rule 14e-3’s “offering person” as encompassing the possibility that two or more persons may act together as one “offering person,” or “co-offering persons.”

c. Who is a Co-Offering Person

The Court’s conclusion that Rule 14e-3 allows multiple persons to act as one “offering person” does not end the analysis. If a co-offering person exception is not to swallow the general rule that an offering person cannot tip off another person and other persons cannot then trade on that confidential tip, there must be certain characteristics that distinguish a co-offering person from “any other person” for Rule 14e-3 purposes. The parties have not cited nor has the Court been able to find any legal authority directly addressing how to distinguish between a co-offering person and “any other person” for Rule 14e-3 purposes. Neither Congress nor the SEC has provided guidance directly on point.

Defendants urge the Court to equate “offering person” with “bidder” and “offeror” as the SEC already defines them for disclosure purposes, that is, as “any person who makes a tender offer or on whose behalf a tender offer is made.” SEC Regulation M-A; 17 C.F.R. § 229.1000(d); Rule 14d-1(g)(2); 17 C.F.R. 240.14d-1(g)(2). 5 When the SEC analyzes “bidder” status for Regulation 14D purposes, the staff consider factors such as:

•	Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

•	Is the person acting together with the named bidder?

•	To what extent did or does the person control the terms of the offer?

•	Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

•	Does the person control the named bidder, directly or indirectly?

•	Did the person form the nominal bidder, or cause it to be formed?, and

•	Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

One or two of these factors may control the determination, depending on the circumstances. These factors are not exclusive.

We also consider whether adding the person as a named bidder means shareholders will receive material information that is not otherwise required under the control person instruction . . . .

In addition, we would consider the degree to which the other party acted with the named bidder, and the extent to which the other party benefits from the transaction.

Excerpt from Current Issues and Rulemaking Projects Outline (Nov. 14, 2000), § II.D.2. Mergers & Acquisitions—Identifying the Bidder in a Tender Offer, http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm.

This fact-specific, case-by-case inquiry is also used by the courts. Based on the Court’s review of the sparse case law, if there is any clear principle from the case law, it is that bankers who do no more than supply the tender offeror with money to make the tender offer in return for a fee or in return for a security interest in the post-transaction company’s stock are not co-bidders. Van Dusen Air, Inc. v. APL Ltd. Partnership, 1985 WL 56596, at *1-3 (D. Minn. 1985); Revlon, Inc. v. Pantry Pride, Inc., 621 F. Supp. 804, 816-17 (D. Del. 1985). Beyond that, “there is no bright, hard-line test” for distinguishing a co-bidder from the “rest of humanity.” MAI

[5]	To be precise, “bidder” excludes issuers who make tender offers for its own stock. 17 C.F.R. § 240.14d-3. “Offeror” does not make any such exclusion. 17 C.F.R. § 240.14d-100.

Basic Four, Inc. v. Prime Computer, Inc., 871 F.2d 212, 221 (1st Cir. 1989); Koppers Co., Inc. v. American Exp. Co., 689 F.Supp. 1371, 1387 (W.D. Pa. 1988). Courts have considered many different factors in determining whether the person alleged to be a bidder is a “principal participant” who is “central to the offer,” Koppers, 689 F. Supp. at 1388, including the alleged bidder’s role in planning and financing the tender offer and the extent of their interest in and relationship with their co-bidding entities. 6 Defendants rely heavily on the “principal

[6]	In MAI Basic Four, Inc. v. Prime Computer, Inc., the First Circuit affirmed the district court’s ruling that Drexel, who helped a group of companies (“Basic”) make a tender offer for Prime Computer, was a co-bidder based on the following facts:

•	Drexel’s primary role in financing the tender offer was to place $875 million in junk bonds. If Drexel was successful, it would get $65 million in fees. Even if the junk bonds were not sold, there was some evidence that Drexel was still expected to contribute $875 million;

•	Drexel was also instrumental in raising $20 million that a Basic-affiliated entity was using to finance the tender offer;

•	As of the date of the tender offer, Drexel had the right to name one of three board directors in LeBow, one of Basic’s principal shareholders, with veto power over some corporate actions. After the tender offer commenced, Drexel inexplicably relinquished its directorship, but still had the right to attend board meetings and had first rights of refusal with regard to underwriting and placement;

•	Drexel held significant equity interests in three different Basic-affiliated entities; and

•	Drexel had helped arrange financing for Basic-affiliated entities to acquire other companies in the past.

871 F.2d at 221 (“In this case we cannot say that, as a matter of law, an active advisor-broker-financier-participant who owns less than a majority interest in the surviving entity is not a bidder where, as here, there has been a history of close association, equity sharing, board representation and involvement from the beginning of the present offer, and where there is the possibility of the advisor-broker being the indispensable key to the offer’s success.”).

In Koppers Co., Inc. v. American Exp. Co., the district court held that Shearson, who worked with Beazer and other entities to make a tender offer for Koppers shares, was a co-bidder based on the following facts:

•	Shearson had been involved from the start in advising Beazer on acquisition possibilities;

•	Evidence from their early negotiations showed that Shearson intended from the start to take an active and aggressive role in the Koppers takeover;

•	Shearson contributed $23.05 million to acquire a toehold in Koppers before the tender offer;

•	Shearson held a significant equity interest in BNS, Inc., an entity created by Shearson, Beazer, and others for the sole purpose of holding the Koppers shares acquired through tender offer, and would hold slightly less than 50% interest in BNS, Inc. after the tender offer was consummated;

•	Shearson committed to making a financial contribution of $570 million to BNS, Inc. to carry out the tender offer.

•	In return, Shearson would receive either unsecured notes from BNS, Inc. or stock in BNS, Inc.; and

•	Shearson would earn hefty brokerage fees by underwriting the purchase of Koppers stock pursuant to the tender offer.

The court characterized Shearson as not just the typical investment banker. Shearson “play[ed] a central participatory role” in the tender offer despite the fact that it did not have “control” over BNS, Inc. because participant” language to distinguish Pershing Square’s role from a mere banker’s role and to bring Pershing Square within the “co-bidder” safety zone despite the fact that Pershing Square does not appear to have as dense a relationship with Valeant or as deep an interest in the surviving entity as the co-bidders in MAI Basic Four and Koppers.

Plaintiffs argue that “offering person” cannot be defined identically as “bidder” or “offeror” because effecting the purpose of the Williams Act—to ensure that investors have access to the material information they need to decide how they will respond to a tender offer—requires defining “bidder” broadly to ensure broad disclosures under Sections 13(d) and 14(d) while defining “offering person” narrowly to restrict the number of persons allowed to trade on insider information about tender offers. The Court finds Plaintiffs’ argument persuasive because, in promulgating Rule 14e-3, the SEC was concerned about the practice of “warehousing” (the practice of the tender offeror intentionally leaking information to institutional investors to allow those other entities to make early trades before other investors heard about the tender offer) because such a practice is unfair to investors who are trading at an informational disadvantage.7 SEC Adopting Release at 60,412; Proposed Rule 14e-2 at 9976-77; see also Chiarella v. United States, 445 U.S. 222, 234 (1980) (noting that the SEC promulgated Rule 14e-3 to prevent warehousing).

Although Plaintiffs did not explicitly frame it as such, the Court also finds compelling their proposed test for distinguishing an “offering person” from a “bidder” or “offeror.” Plaintiffs argue that an offering person should be more than a financier, and should actually make an offer to purchase shares and should have some degree of control over the terms of the tender offer and over the surviving entity. These factors are included among the factors used by

Shearson was “unquestionably . . . a motivating force fueling the formation and capitalization of BNS, Inc., as it now stands, and as it is intended to stand after the purchase.” 689 F. Supp. at 1390.

[7]	The SEC was so concerned about trading on confidential information in connection with a tender offer that it originally proposed trading by the “bidder” itself, and only dropped the proposal because of concerns that it would be difficult to determine when the bidder had actually determined to make a tender offer, i.e., when the bidder’s confidential information would be in connection with a tender offer. Tender Offers, 44 Fed. Reg. 9956, 9976-78, 9988 (Feb. 15, 1979) (“Proposed Rule 14e-2”); Tender Offers, 44 Fed. Reg. 70,326, 78,338 (Dec. 6, 1979) (“Proposed Rule 14e-3”).

the SEC to determine whether someone is a “bidder” or “offeror” for disclosure purposes. Thus, in essence, Plaintiffs would use the same test as that proposed by Defendants. The only difference is that, similar to how the SEC considers whether adding a person as a named bidder for Regulation 14D purposes would result in more material information being disclosed to shareholders, in determining whether someone is an “offering person,” Plaintiffs would add the consideration of whether labeling the person an “offering person” would be consistent with Rule 14e-3’s purpose of limiting the universe of persons permitted to trade on inside information only to the person making the tender offer. This may involve emphasizing control factors, such as control over the terms of the offer, control over the surviving entity, and control over and identity with the named bidder.

In adopting this test, the Court is aware that the SEC may one day issue a clarifying interpretation or even promulgate an amended rule that imposes a different test. However, in the absence of action by the SEC and Congress, the Court must do its best to interpret existing laws and regulations and to apply them to the cases before the Court in a manner faithful to their text and purpose. With these considerations in mind, the Court must determine if Pershing Square was a co-offering person within the meaning of Rule 14e-3.

d. Whether Pershing Square Was a Co-Offering Person

In crafting the February 25 Relationship Agreement, Defendants appear to have been trying to fit their relationship into what they hoped would be recognized as a co-offering person or “co-bidder” exception to Rule 14e-3. Neither the SEC nor the Congress has provided clear guidance in this area. Based on the existing legal authorities and the factual record currently before the Court, the Court concludes that, in this case, Plaintiffs have raised serious questions as to whether Pershing Square is a co-offering person.

In reaching this conclusion, the Court considers the following factors. First, the Court recognizes that Pershing Square did play an active role from the beginning in helping Valeant craft its acquisition strategy. It is likely that the tender offer could not have been launched without Pershing Square’s assistance in strategizing the bid, financing it by acquiring a toehold through PS Fund 1, agreeing to accept Valeant shares if the Allergan-Valeant transaction included an offer for cash and shares to Allergan’s shareholders, and agreeing to buy $400 million of Valeant shares at Valeant’s request. The Court also recognizes that, technically, PS Fund 1 was a creature of both Valeant and Pershing Square at the time that it crossed the 5% threshold and triggered Schedule 13D disclosure obligations because, pursuant to the February 25 Relationship Agreement, Valeant was added as a member of the LLC and made a small $75.9 million contribution shortly before that point. (Prior to that point, PS Fund 1’s only members and funders were Pershing Square entities.) Additionally, Pershing Square was listed as an “offeror” on the Schedule TO at the SEC’s request, Defs.’ App’x Ex. 37 at 1, and thus may be jointly and severally liable if Valeant fails to pay the consideration offered to Allergan’s shareholders. See Rule 14e-1(c); 17 C.F.R. § 240.14e-1(c).

However, although Pershing Square was active as a strategist and financier to Valeant and even listed itself as an “offeror,” the Court is doubtful that Congress and the SEC meant for these factors to be sufficient to exempt an entity like Pershing Square from the “disclose or abstain” rule of Rule 14e-3. While the February 25 Relationship Agreement required Pershing Square to give its consent before a tender offer could be formally launched, Pershing Square had no control over the price to be offered to Allergan’s shareholders, whether the tender offer would involve cash and/or an exchange of stock, or even whether to call off the tender offer at some point. Pershing Square is helping to finance the tender offer; however, there is no evidence that it will actually acquire any Allergan stock through the tender offer. In fact, Defendants’ Form S-4 Registration Statement states the opposite:

Q: WHO IS OFFERING TO ACQUIRE MY SHARES OF ALLERGAN COMMON STOCK?

A: This offer is being made by Valeant through [AGMS], a wholly owned subsidiary of Valeant . . . .

Q: WHAT DOES IT MEAN THAT PERSHING SQUARE AND PS FUND 1, A PERSHING SQUARE AFFILIATE, ARE CO-BIDDERS?

A: . . . . [N]one of Pershing Square, PS Fund 1 or any of Pershing Square’s affiliates is offering to acquire any shares of Allergan common stock in the offer. . . . 8

In addition, there is no evidence that Pershing Square has any interest or involvement with AGMS, Inc., the wholly-owned subsidiary of Valeant listed as the “Purchaser” on the Schedule TO. There is also no requirement that Pershing Square be involved in the surviving entity beyond the requirement that Pershing Square hold an equity interest in the surviving entity for at least one year. See supra note 8; Feb. 25 Relationship Agreement § 2(c). Given that Defendants took care to explain in their tender offer materials that Pershing Square and PS Fund 1 were “co-bidder[s]” only “for SEC purposes,” Defs. App’x Ex. 44, it appears that even Defendants do not really see Pershing Square and PS Fund 1 as the persons actually making an offer to pay Allergan shareholders consideration in exchange for their shares.

Based on these considerations, the Court finds that Plaintiffs have, at minimum, raised serious questions regarding whether Pershing Square is an “offering person” or “co-offering person” exempt from Rule 14e-3’s “disclose or abstain” rule.

e. Conclusion

In conclusion, the Court finds that Plaintiffs have raised serious questions going to the merits of their Rule 14e-3 claim.

2. Section 14(a) and Rule 14a-9 Claim

The Court next turns to Plaintiffs’ Section 14(a) and Section 14a-9 claim. As a current shareholder, Ms. Parschauer has standing to bring a Section 14(a) and Rule 14a-9 claim. See United Paperworkers Int’l Union v. Int’l Paper Co., 985 F.2d 1190, 1198 (2d Cir. 1993). Although the Court has not found any legal authority on an issuer’s standing under Section 14(a) and Rule 14a-9, case law regarding an issuer’s standing to seek corrective disclosures on its shareholders’ behalf for disclosure violations under Section 13(d) and Section 14(d) support the proposition that Allergan has standing to bring Section 14(a) and Rule 14a-9 claims. See supra

[8]	Valeant’s Form S-4, Registration No. 333-196856, and subsequent amendments are available on EDGAR, https://www.sec.gov/edgar/searchedgar/companysearch.html.

note 3. But see 7547 Corp. v. Parker & Parsley Dev. Partners, L.P., 38 F.3d 211, 230 (5th Cir. 1994) (shareholders not entitled to vote do not have standing under Section 14(a)).

Section 14(a) of the Securities Exchange Act of 1934, 15 U.S.C. § 78n(a), and Rule 14a-9, 17 C.F.R. 240.14a-9, prohibit the use of false or misleading statements or omissions in soliciting proxies. Section 14(a) and Rule 14a-9 are violated when (1) the proxy solicitation contains either a false or misleading statement of fact or omits a material fact; (2) the misstatement or omission was made with the requisite level of culpability and (3) the solicitation was an essential link in accomplishing the proposed transaction. Desaigoudar v. Meyercord, 223 F.3d 1020, 1022 (9th Cir. 2000). Defendants do not dispute factors (2) and (3), so the Court addresses only the first factor.

Plaintiffs allege that Defendants’ September 24, 2014 proxy solicitation9 and Form S-4 Registration Statement fail to fully disclose that Valeant and Pershing Square had begun planning a tender offer to Allergan’s shareholders in early February 2014 before PS Fund 1

[9]	The operative complaint focuses on Defendants’ proxy solicitation materials related to calling the special meeting, while Plaintiffs’ Motion focuses on Defendants’ September 24, 2014 proxy solicitation, which was filed after the December 18, 2014 special shareholders’ meeting was called and solicits proxy votes for the proposals to be voted on at the December 18 meeting. Defendants argue that any claim about the former special meeting proxy materials is moot now that Allergan has called the special meeting. Defendants argue that Plaintiffs cannot obtain an injunction based on inadequate disclosures in September 24, 2014 proxy solicitation because Plaintiffs have not amended their complaint (filed on August 1, 2014) to include a claim based on that document. The Court rejects this argument, as the operative complaint alleges that Defendants “have made repeated misstatements and omissions regarding their relationship and intentions regarding Allergan – in their Special Meeting proxy materials, and subsequent presentations and statements regarding the proposed takeover.” Compl. ¶ 135 (emphasis added). The complaint also alleges that “[t]hese misstatements and omission are critical to stockholders considering whether to deliver proxies in favor of the Special Meeting, and perhaps even more important to those considering whether to tender their shares to Valeant in an exchange offer.” Compl. ¶ 143 (emphasis added). The complaint seeks “an order requiring that Defendants correct by public means their material misstatements and omissions and to file with the Commission accurate disclosures required by Sections 13(d), 14(a), and 14(e) of the Exchange Act” and “preliminary and/or permanent injunctive relief,” including preventing the Pershing Square Defendants “from enjoying any rights or benefits from Allergan securities that were acquired in violation of law.” Compl. ¶¶ E-F. These allegations are sufficient to articulate a Section 14(a) and Rule 14a-9 claim for statements made by Defendants after the filing of the complaint and to give notice to Defendants of their potential liability for those statements, particularly in this situation where the challenged statements in the Special Meeting proxy solicitations and in the September 24, 2014 proxy solicitation are substantially the same, and Plaintiffs are alleging the same harm and seeking the same relief. Compare Defs.’ Schedule 14A, July 11, 2014, at 4-12, (available on EDGAR, https://www.sec.gov/edgar/searchedgar/companysearch.html), with Smith Decl. Ex. 138 at 4-13. See also Bly-Magee v. California, 236 F.3d 1014, 1019 (9th Cir. 2001) (“To comply with Rule 9(b), allegations of fraud must be ‘specific enough to give defendants notice of the particular misconduct which is alleged to constitute the fraud charged so that they can defend against the charge and not just deny that they have done anything wrong.’”).

began purchasing Allergan shares. Plaintiffs also allege that Defendants failed to disclose specifics about Pershing Square’s involvement in Valeant’s acquisition plans and that Defendants’ conduct could make each Defendant liable under Rule 14e-3. See Compl. ¶¶ 135-143. Defendants argue that they have satisfied their disclosure obligations by disclosing that Allergan filed this lawsuit. Opp’n at 38. The Court agrees with Plaintiffs.

Although Defendants have disclosed many details about their early discussions in February 2014, they failed to disclose several key facts. First, they did not disclose that the February 25 Relationship Agreement includes a provision whereby Valeant, Pershing Square, and the Co-Bidder Entity agreed to be listed as “co-bidders” if the acquisition proceeded by way of tender offer. Second, they failed to disclose that they were cognizant of potential liability under Rule 14e-3 when structuring the Relationship Agreement. See Smith Decl. Ex. 83. Finally, although Defendants did disclose that Plaintiffs had filed this lawsuit, they did not disclose that the lawsuit involved their potential liability under Rule 14e-3. The cases that Defendants cite for the proposition that the soliciting party need only disclose the existence of a dispute are unavailing. In Taro Pharm. Indus., Ltd. v. Sun Pharm. Indus., Ltd., the tender offeror annexed the target company’s detailed complaint to its tender offer. 09 CIV. 8262 (PGG), 2010 WL 2835548, at *9 (S.D.N.Y. July 13, 2010). The tender offeror in City Capital Associates Ltd. P’ship v. Interco, Inc., provided a detailed summary of the allegations against it and disclosed that its ability to obtain tender offer financing could be adversely affected if it lost that lawsuit. 696 F. Supp. 1551, 1557 (D. Del. 1988) aff’d, 860 F.2d 60 (3d Cir. 1988).

A reasonable shareholder would consider facts regarding Defendants’ potential Rule 14e-3 liability important in deciding whether to vote for proposals advocated by Defendants, which are part of Defendants’ plan for Valeant to acquire Allergan. See SEC v. Fehn, 97 F.3d 1276, 1291 (9th Cir. 1996) (requiring disclosure of contingent liability). Even if it was true that a shareholder would have to be “living under a rock” not to know about Plaintiffs’ insider trading claims from the news or from Allergan’s own disclosures, see Defs.’ App’x Ex. 14 (Pyott Dep.) 184:12, that does not change Defendants’ obligation to make their own required disclosures. E.g., Kohn v. Am. Metal Climax, Inc., 458 F.2d 255, 265 (3d Cir. 1972).

Accordingly, the Court finds that Plaintiffs have raised serious questions going to the merits of their Section 14(a) and Rule 14a-9 claims.

B. Irreparable Harm, Balance of the Equities, and Public Interest

In order to obtain a preliminary injunction, the plaintiff must show that he or she is likely to suffer irreparable harm in the absence of an injunction. Winter, 555 U.S. at 20. If a plaintiff has demonstrated a likelihood of success on the merits, he or she must show that the balance of the equities or hardships tips in his or her favor, id., or if a plaintiff has only shown that he or she raised serious questions as to the merits, then he or she must show that the balance of equities tips “sharply” in his or her favor, Alliance for the Wild Rockies, 632 F.3d at 1135. Additionally, a preliminary injunction must be in the public interest. Winter, 555 U.S. at 20.

Here, Plaintiffs seek a court order that would: (1) enjoin Defendant PS Fund 1 “from exercising any of the privileges of ownership attaching to its 9.7 percent stake in Allergan, including voting or acting” at the December 18, 2014 Allergan shareholder meeting; and (2) enjoin Defendants from voting any proxies solicited by them in violation of Section 14(a) or Rule 14a-9 until corrective disclosures are made. Mot. at 37.

The Court addresses the second part of the proposal first. In the absence of a preliminary injunction requiring corrective disclosures, Allergan’s shareholders would face the threat of an uninformed vote on proposals to make significant changes to Allergan’s corporate governance. An uninformed shareholder vote is often considered an irreparable harm, particularly because the raison d’etre of many of the securities laws is to ensure that shareholders make informed decisions. See, e.g., Gen. Aircraft Corp. v. Lampert, 556 F.2d 90, 97 (1st Cir. 1977); St. Louis Police Ret. Sys. v. Severson, No. 12-CV-5086 YGR, 2012 WL 5270125, at *6 (N.D. Cal. Oct. 23, 2012). In any event, preventing an uninformed shareholder vote through corrective disclosures once the inadequate disclosure is discovered is preferable to sorting out post-vote remedies for uninformed shareholders. See St. Louis Police Ret. Sys., 2012 WL 5270125, at *6. Here, the information that Plaintiffs claims Allergan’s shareholders are missing are the fact that Defendants potentially face liability under Rule 14e-3 and the facts that gave rise to that potential liability. Given the publicity surrounding the Allergan-Valeant takeover, Allergan’s shareholders likely are at least generally aware of this lawsuit. In fact, Allergan attached its motion for preliminary injunction to Amendment No. 23 to its Schedule 14D-9, filed on October 7.10 However, the law requires Defendants to make material disclosure themselves. To the extent that shareholders discounted Allergan’s allegations because Defendants did not address them in their proxy solicitation materials, requiring Defendants to disclose their potential liability under Rule 14e-3 and the factual basis for it would ensure that shareholders are able to make an informed choice on December 18. If the Court orders corrective disclosures, Defendants would only incur the expense of making those disclosures. An injunction ordering corrective disclosures is also in the public interest, as it prevents an uninformed shareholder vote. Thus, the Court finds that the potential threat of an uninformed vote in this case presents an irreparable harm, that the balance of equities tips in Plaintiffs’ favor, and that the proposed injunction to make corrective disclosures is in the public interest.

The first part of Plaintiffs’ proposal—to enjoin PS Fund 1 from voting its shares on December 18, 2014 altogether, even if Defendants make corrective disclosures—is more difficult to assess. First, the Court notes that this proposal appears to be targeted at the Rule 14e-3 violation. Only Ms. Parschauer, not Allergan, has a private right of action under Rule 14e-3 because only she is a contemporaneous trader. The harm that she suffered in late February and March can be remedied through damages. Plaintiffs who have adequate remedies of law, typically money damages, are precluded from seeking injunctive relief. See Rondeau v. Mosinee Paper Corp., 422 U.S. 49, 60 (1975).

Plaintiffs argue, however, that if PS Fund 1 is allowed to vote its shares at the December 18, 2014 meeting, Ms. Parschauer and other Allergan shareholders will be harmed because their votes will be diluted by PS Fund 1’s ill-gotten votes. At the meeting, Allergan’s shareholders will vote on eight proposals. Proposal 1 and 2 are the most relevant to this case.11 Proposal 1

[10]	Allergan’s Amendment No. 23 to Schedule 14D-9 is available on EDGAR, https://www.sec.gov/edgar/searchedgar/companysearch.html.
[11]	Proposals 3 through 7 propose amendments to Allergan’s bylaws to make it easier for shareholders to call a special meeting. Proposal 8 is a non-binding resolution calling for Allergan to engage in discussions with Valeant. Smith Decl. Ex. 138 at 16-20.

would remove six of Allergan’s nine current board members. Proposal 2 is a non-binding shareholder recommendation for six replacement board members. Under Allergan’s current bylaws, when board seats become vacant, Allergan’s remaining board members select replacement directors. Defendants have informed shareholders via their proxy solicitation form that, in the event that Allergan’s remaining three board members do not select the six board members nominated by the shareholders, Pershing Square intends to file a lawsuit in Delaware Court of Chancery to force an election to allow shareholders to fill the vacancies.12 Smith Decl. Ex. 138 at 14-16, 30. Ultimately, Plaintiffs argue, PS Fund 1’s votes may harm Allergan’s shareholders because the current board of directors may be replaced by directors who support the tender offer, which could lead to Allergan to cease existing as a company. The harm is irreparable because it is difficult to “unscramble the eggs” after a tender offer is consummated. Ronson Corp. v. Liquifin Aktiengesellschaft, 483 F.2d 846, 851 (3d Cir. 1973).

Although there is something inherently appealing about preventing someone who may have violated the securities laws from using their allegedly wrongfully-acquired shares to carry out their ultimate plan, and such an injunction is undoubtedly within the courts’ broad equitable powers, the Court does not believe such an injunction is appropriate at this time and in this case. Although the Court has determined that Plaintiffs have raised serious questions as to their Rule 14e-3 claims, no jury has made a final determination as to whether substantial steps were taken toward a tender offer by the time PS Fund 1 began trading on confidential information. See Ginsburg, 362 F.3d at 1302-03 (jury deciding “substantial steps” issue). This case also involves the novel legal issue of whether an entity that is a “co-bidder” for disclosure purposes is necessarily a “co-offering person” exempt from Rule 14e-3’s “disclose or abstain” rule. The SEC has yet to provide guidance on this point.

[12]	Under Del. Code Ann. tit. 8, § 223(c),

If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10 percent of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid . . . .

Also, at base, the harm that Allergan and its shareholders face is the possibility that, on December 18, 2014, PS Fund 1’s vote may tip the scales and lead to six of Allergan’s nine board members being removed and six replacement directors being nominated. If those two proposals pass and if Allergan’s remaining board members refuse to appoint those six nominees, then Pershing Square intends to sue in Delaware Court of Chancery to force an election. If the Delaware court orders an election and if the shareholders then elects directors friendly to Valeant, then the tender offer will be consummated. The consummation may then threaten Allergan’s existence as a company and threaten harm to Allergan’s employees, products, and customers. Or it may not. The nature of the harm that Plaintiffs fear—the end of a large company’s existence—is great and irreparable. However, Plaintiffs have not demonstrated a “likelihood” of that harm, as there are too many “ifs” between PS Fund’s ability to vote and the ultimately threatened harm to characterize the harm as certain or imminent. See Caribbean Marine Servs. Co. v. Baldrige, 844 F.2d 668, 674 (9th Cir. 1988) (“Speculative injury does not constitute irreparable injury sufficient to warrant granting a preliminary injunction. A plaintiff must do more than merely allege imminent harm sufficient to establish standing; a plaintiff must demonstrate immediate threatened injury as a prerequisite to preliminary injunctive relief.”) (internal citations omitted). Accordingly, Plaintiffs also have not demonstrated that the equities tip sharply in Ms. Parschauer’s favor.

Throughout this litigation, the Court has been unable to predict what Allergan, its shareholders, Valeant, Pershing Square, or other parties will do next out in the dynamic market. Because the parties’ moves change the market landscape every day, there is no good way for the Court to fairly evaluate whether and how Allergan’s shareholders and other investors will be harmed or benefited by an injunction enjoining PS Fund 1 from voting. It is in situations like these that courts should be mindful that Congress designed the Williams Act to be neutral and to leave decisions regarding a company’s future and a company’s management in the hands of shareholders, so long as shareholders have adequate information to make those decisions.

Rondeau, 422 U.S. at 58-59 (“[Drafters of the Williams Act] ‘extreme care’ . . . ‘to avoid tipping the balance of regulation either in favor of management or in favor of the person making the takeover bid.”).

IV. Disposition

For the reasons discussed above, the Court GRANTS IN PART Plaintiffs’ Motion for Preliminary Injunction. The Court hereby ORDERS as follows:

(1)	Defendants must make corrective disclosures to their September 24, 2014 proxy solicitation statement in compliance with Section 14(a) of the Securities Exchange Act and Rule 14a-9 promulgated thereunder, including disclosure of the facts underlying Defendants’ exposure to liability under Section 14(e) of the Securities Exchange Act and Rule 14e-3 promulgated thereunder. Specifically, Defendants must disclose that:

a.	Pershing Square and Valeant’s February 25 Relationship Agreement included an agreement that Pershing Square and Valeant agreed to be called “co-bidders” if the Allergan-Valeant transaction occurred by way of tender offer.

b.	Allergan and Karah M. Parschauer’s federal lawsuit against Pershing Square, Valeant, and PS Fund 1 alleged that they violated Rule 14e-3 by causing PS Fund 1 to acquire Allergan shares between February and April 2014 without publicly disclosing information about Valeant’s plans for a tender offer.

c.	The Court found that Plaintiff Parschauer raised serious questions as to whether Defendants’ conduct between February and April 2014 violated Rule 14e-3.

(2)	Defendants and all of their officers, agents, representatives, employees, assigns, and/or anyone acting on their behalf or in concert with them are preliminarily enjoined from voting any proxies solicited by Defendants on the basis of their September 24, 2014 proxy solicitation and are enjoined from soliciting any further proxies until corrective disclosures are made.

(3)	Defendants shall file their proposed corrective disclosures for the Court’s review on or before November 7, 2014.

(4)	Plaintiffs shall file their objections, if any, to Defendants’ proposed corrective disclosures on or before November 11, 2014. Plaintiffs’ objections shall be no more than 10 pages. If any objections are filed, Plaintiffs shall also file their own proposal for corrective disclosures.

IT IS SO ORDERED.

/s/ DAVID O. CARTER
DAVID O. CARTER UNITED STATES DISTRICT JUDGE

Dated: November 4, 2014